

September 16, 2014

Via Email
Andrew Freedman, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Darden Restaurants, Inc.**
Definitive Additional Soliciting Materials filed on Schedule 14A by Starboard, et al.
Filed September 9, 10, 11, & 12 2014
File No. 1-13666

Schedule 13D/A filed by Starboard, et al.
Filed September 10, 2014
Filed No 005-44577

Dear Mr. Freedman:

We have reviewed your filings and have the following comments. .

Schedule 13D/A filed September 10, 2014

1.   We note the reference to the filing persons' inspection of the books and records of the company. Supplementally provide the staff with a summary of the "important information and insights" Starboard has gleaned from its inspection to date. Also, provide a summary of the alleged material inconsistencies the filing persons believe are evidenced in Darden's public soliciting materials versus its books and records.

Soliciting Materials filed September 9, 10, 11, & 12

2.   You reference non-GAAP financial measures throughout your soliciting materials. In future filings, please provide the reconciliation required by Regulation G.

3.   Refer to the slide "Opportunities for value creation…" (slide 4 of the September 11 presentation). In future filings, succinctly clarify the basis for the assumptions outlined in the footnotes. For example, disclose whether the assumptions regarding rental rates represent an average across all markets or select markets or assumptions regarding the average rental term. Disclose why the filing persons believe the assumptions used are

most representative. Refer generally to Rule 14a-9.

4. Supplementally provide us with the referenced 13D Monitor article, marked to show the relevant excerpts you are quoting. If these statements are reproduced in future filings, please identify the companies upon which the statements are based and if material to an understanding of how returns grew relative to the S&P 500, disclose the significant corporate actions undertaken by Starboard upon gaining seats on the board of the companies (i.e., spin-offs, mergers, etc.). Additionally, provide balanced disclosure by disclosing material negative impacts attributed to the changes implemented by Starboard, which may have occurred in the short-term and prior to any of the improvements in shareholder value.

5. If the comparison is referenced in future filings, please acknowledge clearly and consistently that the turnaround experienced at Office Depot has not been replicated at all the companies Starboard has invested in. Also, consistently disclose that past performance is not predictive of future results.

6. We remind you that a reasonable basis must exist for the opinions you express. In future filings, avoid opining that a turnaround plan that has not yet been deployed will produce "enormous shareholder value…" While it is reasonable to believe a plan may or may not yield certain projected results, there is insufficient basis to opine that the magnitude of improvements you predict will be achieved. In this regard, we note the variety of assumptions, steps and unpredictable future events that could impact whether the projected results are achieved and if achieved, the magnitude of the value it could provide to shareholders. Refer generally to Rule 14a-9.

7. Please supplementally provide us with the basis for your statements on slide 44, in which you attempt to highlight Darden's stock price performance relative to its proxy peer groups' while under the listed persons' tenure/management.

8. Refer to Note b of Rule 14a-9. Please correct the slide in which you assert that Mr. Odland's SEC settlement involved violations of Regulation FD and option backdating. The settlement did not include any allegations or findings with respect to options backdating. Please file corrective disclosure.

9. It has come to our attention that in at least one incident, a shareholder received a telephonic soliciting call in which the proxy solicitor did not identify that it was soliciting on your behalf. We remind you of your obligations to file any written communications, including scripts that may be used in soliciting shareholders. Refer to Rule 14a-6 (b) and (c). In addition, if solicited orally via the phone, please advise us of whether Okapi Partners LLC is clearly identifying that it is soliciting on your behalf each time. Refer generally to Rule 14a-9(a).

*   *   *

Andrew Freedman, Esq.
Olshan Frome & Wolosky LLP
September 16, 2014
Page 3

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 You may contact me at (202) 551-3757 if you have any questions regarding our comments.

 Sincerely,

 /s/ Mellissa Campbell Duru

 Mellissa Campbell Duru
 Special Counsel
 Office of Mergers and Acquisitions